Exhibit 99.2
HOME INNS & HOTELS MANAGEMENT INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HMIN)
NOTICE OF ANNUAL GENERAL MEETING
to Be Held on September 15, 2011
(or any adjourned or postponed meeting thereof)
NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Home Inns & Hotels Management Inc. (the “Company”) will be held at Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong on September 15, 2011 at 10:00 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:
1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“RESOLVED, as an ordinary resolution:
THAT the amendment to the Amended and Restated 2006 Share Incentive Plan, in the form attached as Exhibit A to the Notice of Annual General Meeting to Be Held on September 15, 2011 (the “AGM Notice”) and approved by the resolutions of the Company’s board of directors passed on August 5, 2011, be and hereby is approved and confirmed, and where necessary ratified; and
THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”
The Board of Directors of the Company has fixed the close of business on August 5, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.
Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.
Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.
Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://english.homeinns.com, or by contacting IR Department, Home Inns & Hotels Management Inc., No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China, telephone: +86 21 3401-9898, Fax: +86 21 6483-5660, email: IR@homeinns.com.
By Order of the Board of Directors,
David Jian Sun
Director and Chief Executive Officer
Shanghai, August 5, 2011

Exhibit A
Amendment to the Amended and Restated 2006 Share Incentive Plan*
By adding the following sentence to the end of the existing Section 3.1(a):
“Effective as of September 15, 2011, the date of the Company’s annual general meeting for 2011 (the “2011 AGM Date”), the Award Pool shall be increased by that number of Shares equal to 6% of the total outstanding Shares as of the 2011 AGM Date (the “First 2011 Share Increase Amount”). Notwithstanding the foregoing, if the acquisition of Motel 168 International Holdings Limited (the “Motel 168 Acquisition”) pursuant to a definitive agreement dated as of May 27, 2011 by and between the Company and other parties thereto successfully consummates, the Award Pool shall be increased by an additional number of Shares equal to 6% of the number of shares that may be issued in connection with the completion of the Motel 168 Acquisition.”

*
A copy of the existing Amended and Restated 2006 Share Incentive Plan of the Company was filed as Exhibit 99.2 to the Form 6-K (File No. 001-33082), filed with the SEC on November 4, 2009. It is available in the SEC’s EDGAR database at http://www.sec.gov/edgar/searchedgar/companysearch.html.